Exhibit 99.1

MOBILEYE AND NISSAN AIM TO INTEGRATE MOBILEYE’s ROAD EXPERIENCE MANAGEMENT™ TECHNOLOGY FOR AUTONOMOUS DRIVING

With the addition of Nissan, three of the world’s largest automakers have partnered with Mobileye to integrate its new REM™ Technology

JERUSALEM, Israel – February 23, 2016 – Mobileye N.V. (NYSE: MBLY), the global leader in Advanced Driver Assistance Systems (ADAS) and autonomous driving technologies, today announced that it has signed a Memorandum of Understanding with Nissan aimed to integrate Mobileye's new Road Experience Management™ (REM™) technology into Nissan's fleets.  Nissan is the third large automaker to have partnered with Mobileye to integrate its new REM™ technology in addition to  General Motors and Volkswagen.

"Adding Nissan and Renault as part of the Renault-Nissan alliance as a REM technology customer is another important step in the creation of a continuously updated high definition data for drivable paths with precise-localization that will meet the requirement for full redundancy to enable safe autonomous driving including city autonomous driving,” stated Prof. Amnon Shashua, co-founder, chairman and Chief Technology Officer of Mobileye. “Renault-Nissan alliance is one of the largest global automakers and a sizable  OEM customer of Mobileye in both ADAS and autonomous driving.  We view the endorsement of three of the world’s largest global automakers as an acknowledgement of the importance of our innovative proprietary REM technology for autonomous driving.”

Mobileye REM technology shall provide real-time data for precise localization and high-definition lane data that forms an important layer of information to support fully autonomous driving.  The technology is based on software running on Mobileye’s EyeQ processing platforms that extracts landmarks and roadway information at extremely low bandwidths, approximately 10kb per kilometer of driving.

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving.  Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. Our products are or will be integrated into car models from 25 global automakers.  Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements.  These statements are only predictions based on our current expectations and projections about future events.  You should not place undue reliance on these statements.  Many factors may cause our actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in Mobileye’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2014.  Mobileye undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Ofer Maharshak	Seth Potter

CFO / SVP	ICR, Inc.

Ofer.Maharshak@mobileye.com	Investors@mobileye.com